UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Odonate Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

676079106
(CUSIP Number)

Kevin Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 210
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 676079106	13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,958,577
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,767,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,958,577
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.7%
14	Type of Reporting Person PN

CUSIP NO. 676079106	13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,958,577
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,767,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,958,577
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.7%
14	Type of Reporting Person OO

CUSIP NO. 676079106	13D	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,958,577
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,767,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,958,577
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.7%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 7 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2017, and amended on August 24, 2018, November 9, 2018, March 12, 2019, June 28, 2019, September 1, 2020 and December 29, 2020 (as amended, the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Odonate Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Items 5 and 6 of the Statement are hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	12,958,577 shares, representing 33.7% of the class
Tang Capital Management, LLC	12,958,577 shares, representing 33.7% of the class
Kevin Tang	12,958,577 shares, representing 33.7% of the class

Tang Capital Partners, LP is the beneficial owner of 12,958,577 shares of the Issuer’s Common Stock. Tang Capital Partners, LP shares voting and dispositive power over such shares of Common Stock with Tang Capital Management, LLC and Kevin Tang. Subject to the arrangements described in Item 6 of this Statement, the shares reported as beneficially owned by the Reporting Persons include a total of 345,427 shares of Common Stock that are held of record by Odonate Holdings, LLC (“Holdings”). Holdings has granted a proxy to Tang Capital Partners, LP giving Tang Capital Partners, LP the authority to vote 154,285 shares. Holdings has also granted a proxy to the Issuer giving the Issuer the authority to vote 567,742 shares in the same proportion as the votes cast by other holders of the Issuer’s Common Stock. Of the 567,742 shares, Tang Capital Partners, LP controls the voting of 191,142 shares based on its proportional ownership in the Issuer.

The percentages used herein are based upon 38,490,336 shares of Common Stock outstanding as of October 29, 2021.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin Tang.

Kevin Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners, LP and Tang Capital Management, LLC.

(b)          Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	12,958,577 shares
Tang Capital Management, LLC	12,958,577 shares
Kevin Tang	12,958,577 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	12,767,435 shares
Tang Capital Management, LLC	12,767,435 shares
Kevin Tang	12,767,435 shares

(c)          The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days.

Entity	Transaction	Trade Date	Shares	Price/Share

Tang Capital Partners, LP	Sale	November 17, 2021	468,849	$2.6583[1]
Tang Capital Partners, LP	Sale	November 17, 2021	31,151	$1.9941[2]
Tang Capital Partners, LP	Sale	November 17, 2021	500,000	$2.0161[3]
Tang Capital Partners, LP	Sale	November 17, 2021	287,577	$2.1985[4]
Tang Capital Partners, LP	Sale	November 18, 2021	212,423	$1.9708[5]
Tang Capital Partners, LP	Sale	November 18, 2021	500,000	$1.8812[6]
Tang Capital Partners, LP	Sale	November 18, 2021	381,842	$1.8925[7]
Tang Capital Partners, LP	Sale	November 19, 2021	365,289	$1.9161[8]

(d)       N/A.

(e)       N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to Item 6 is hereby amended and restated by replacing the text thereof in its entirety with the following:

Reference is made to the relationships described in Item 5(a) of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement. See Item 2.

The shares reported as beneficially owned by the Reporting Persons include a total of 345,427 shares of Common Stock that are held of record by Holdings as of the date this Statement is filed. Holdings has granted a proxy to: (a) Tang Capital Partners, LP giving Tang Capital Partners, LP the authority to vote 154,285 shares; and (b) the Issuer giving the Issuer the authority to vote 567,742 shares in the same proportion as the votes cast by other holders of the Issuer’s Common Stock. Of the 567,742 shares, Tang Capital Partners, LP controls the voting of 191,142 shares based on its proportional ownership in the Issuer. The proxy terminates upon the transfer or distribution of the shares subject to the proxy or the written agreement of the parties. The foregoing description is only a summary and is qualified in its entirety by reference to the complete text of the proxy, the form of which is filed as Exhibit 2 hereto.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

 __________________________

1 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $2.01 to $3.01. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares sold at each price within the ranges set forth in Footnotes 1 through 8 herein.

2 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $1.99 to $2.005.

3 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $1.95 to $2.07.

4 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $2.10 to $2.33.

5 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $1.91 to $2.16.

6 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $1.85 to $1.99.

7 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $1.85 to $2.001.

8 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $1.85 to $1.985.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

November 19, 2021

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang